EXHIBIT 99.2











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              TELE NORTE CELULAR PARTICIPACOES S.A.
                                                         theglobalconsultingroup

               Joao Cox                        Leonardo Dias
[GRAPHIC       Chief Financial Officer         Investor Relations Manager
OMITTED]       Jcox@telepart.com.br            Ldias@telepart.com.br
               (55 61) 429 - 5600              (55 61) 429 - 5673

                                                                   Isabel Vieira
                                                                  Vice President
                                                           Isabel.vieira@tfn.com
                                                                  (212) 807-5110

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[GRAPHIC                                                                [GRAPHIC
OMITTED]    NOTICE OF JOINT ANNUAL AND SPECIAL SHAREHOLDERS' MEETING    OMITTED]
            --------------------------------------------------------


Brasilia, February 11, 2003 -- The shareholders of TELE NORTE CELULAR PARTICIPACOES S.A. (the "Company") (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred);
NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, are hereby called, pursuant to its By-Laws, to a joint Annual and Special Shareholders' Meeting to be held on March 19, 2003, at 1:00 p.m. the Company's headquarters.

At this Meeting, shareholders will vote on the following issues:

Annual Shareholders' Meeting:
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1.  The Management Report and Financial Statements relative to Fiscal Year 2002;
2.  The allocation of the profits for Fiscal Year 2002;
3. Election of the members of the Company's Audit Committee and their remuneration.

Special Shareholders' Meeting:
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1.  The total amount of remuneration to be paid to the Company's administrators.
2. The "Private Instrument for Sharing Resources and Forming a Jointly Owned Property (condominio)" to be signed by and among the Company, Amazonia Celular S.A. - Maranhao, Telemig Celular S.A. and Telemig Celular Participacoes S.A., with Management's ratification;
3. Re-ratify the minutes of the Annual/Special Shareholders' Meeting of the Company held on April 29, 2002, with the objective of rectifying (a) the name of the members of the Audit Committee present at the Meeting, (b) the total number of shares into which the Company's capital is divided as mentioned in item (i) of the decisions adopted by the Annual Meeting, with the consequent re-ratification of article 5 of the Company's By-Laws, and
    (c) the figure representing the overall amount of remuneration of the administrators mentioned in item (iii) of the decisions reached at that Annual meeting so as to make it match the amount set forth in words in that same item (iii); and ratify the other decisions reached pursuant to the minutes of the Annual/Special Shareholders Meeting held on April 29, 2002.
4.  Amend the Company's By-Laws in order to:
        a.  Eliminate the position of Technical Director;
        b.  Rectify the material error contained in article 23 (sole paragraph);
        c.  Create a Statutory Reserve for investments;
5. Capitalize the remaining portion of the 1999 balance of the Special Reserve for Premium, which did not correspond to the actual tax benefit.

General Instructions:
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a) The documents related to the order of business are available to all shareholders at the Company's headquarters.
b) The proxy forms for the Meeting should be returned at the address of the venue: SCN, Quadra 03, Bloco A, Sobreloja, in Brasilia, Distrito Federal, at least 48 (forty eight) hours in advance of the date of the Meeting.
c) The shareholders whose bearer shares are held in fungible custody and who wish to vote at the Meeting should present a statement of their respective shareholding position supplied by the custodian entity within 2 (two) days in advance of the date of the Meeting.






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